July 8, 2008

Gregory Q. Brown
President and Chief Executive Officer
Motorola, Inc.
1303 East Algonquin Road
Schaumberg, Illinois 60196

> **Re:** **Motorola, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-07221**

Dear Mr. Brown:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on pages 3, 58, and elsewhere in your Form 10-K that you sell your products in Asia, the Europe, Middle East and Africa region ("EMEA"), North America, and Latin America, regions that include Iran, Syria, Sudan, and Cuba. Also, it appears from a pull-down menu in the "Government and Enterprise" section on your website that nationals in Cuba, Iran, Sudan, and Syria can contact you to request information on your products. In addition, we are aware of a March 2008 news report indicating that Cuba sells phones purchased in bulk from your company, and a May 2008 news report indicating that your handsets are being sold in Iran. Your filing does not include any specific information regarding contacts with Cuba, Iran, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced

countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
         Assistant Director
         Division of Corporation Finance